UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FAB INDUSTRIES INC.

(Name of Issuer)

Common Stock, $.20 par value

(Title of Class of Securities)

302747100

(CUSIP Number)

Andrew L. Sole
Esopus Creek Capital LLC
500 Fifth Avenue
Suite 2620
New York, NY 10110
(212) 302-7214

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 302747100

1	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Esopus Creek Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 226,200
	8	Shared Voting Power : 0
	9	Sole Dispositive Power : 226,200
	10	Shared Dispositive Power : 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 226,200
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.3%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 302747100

1	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Andrew Sole
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 22,500
	8	Shared Voting Power : 0
	9	Sole Dispositive Power : 22,500
	10	Shared Dispositive Power : 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 302747100

1	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Joseph Criscione
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 10,000
	8	Shared Voting Power : 7,500
	9	Sole Dispositive Power : 10,000
	10	Shared Dispositive Power : 7,500
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 302747100

1	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Ann Lauridsen
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 2,500
	8	Shared Voting Power : 15,000
	9	Sole Dispositive Power : 2,500
	10	Shared Dispositive Power : 15,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No.       302747100

Item 1.               Security and Issuer.

                          This Statement on Schedule 13D (the “Statement”) relates to the Common Stock, $.20 par value (the “Common Stock”), of Fab Industries, Inc., a Delaware corporation (“Fab Industries”). The principal executive offices of Fab Industries, Inc. are located at 200 Madison Avenue, New York, New York 10016.

Item 2.               Identity and Background.

(a) – (c)             This Statement is being filed by Esopus Creek Capital, LLC (“Esopus”), Andrew Sole, Joseph Criscione and Ann Lauridsen (the “Reporting Persons”).

                           Esopus is a New York limited liability company formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Esopus is 500 Fifth Avenue, Suite 2620, New York, NY 10110.

                           Andrew Sole and Joseph Criscione are the managing members of Esopus.

                           Andrew Sole has a business address c/o Esopus Creek Capital, LLC, 500 Fifth Avenue, Suite 2620, New York, NY 10110. Managing Esopus is his principal occupation and he is not employed by any other business.

                           Joseph Criscione has a business address c/o Esopus Creek Capital, LLC, 500 Fifth Avenue, Suite 2620, New York, NY 10110. Managing Esopus is his principal occupation and he is not employed by any other business.

                           Ann Lauridsen has a business address c/o Esopus Creek Capital, LLC, 500 Fifth Avenue, Suite 2620, New York, NY 10110. Ms. Lauridsen is Joseph Criscione’s wife and is a homemaker.

(d) – (e)             During the last five years, none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)                       Each natural person identified in Item 2 is a citizen of the United States.

Item 3.               Source and Amount of Funds or Other Consideration.

                           All purchases of Common Stock by the Reporting Persons were made in the open market and were funded by working capital (as to Esopus) or personal funds (as to individuals), which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended by the Reporting Persons for such purchases was $1,177,593.83 by Esopus; $117,200.00 by Andrew Sole; and $91,937.50 by Joseph Criscione and Ann Lauridsen jointly.

Item 4.               Purpose of Transaction.

                           Each of the Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes and to obtain a significant equity interest in Fab Industries.

                           Each of the Reporting Persons may acquire additional shares or other securities of Fab Industries or sell or otherwise dispose of any or all of the shares or other securities of Fab Industries beneficially owned by it or him. The Reporting Persons may take any other action with respect to Fab Industries or any of its debt or equity securities in any manner permitted by law.

                           Esopus opposed a proposed management led buy out of Fab Industries, announced in October, 2003, (the “Proposed Transaction”) believing that the Proposed Transaction would not maximize shareholder value.

                           In connection with its opposition to the Proposed Transaction, on November 12, 2003, Esopus served on Fab Industries a written demand under Section 220 of the Delaware General Corporation Law (the “220 Demand”) seeking, among other things, to obtain information concerning the value of Fab Industries securities; determine the facts and information underlying and surrounding the terms of the Proposed Transaction; investigate any potential wrongdoing by the officers and/or directors of Fab Industries in connection with the Proposed Transaction; and determine the independence of Fab Industries’ Board of Directors or any special committee of the Board of Directors formed to review or consider the Proposed Transaction. Esopus renewed the 220 Demand on or about November 21, 2003 (the “Renewed 220 Demand”).

                           In addition to serving the 220 Demand and the Renewed 220 Demand, Esopus commenced an action on November 26, 2003 in opposition to the Proposed Transaction, entitled Esopus Creek Capital LLC v. Fab Industries, Inc., et al., C.A. No., 085-N, in the Court of Chancery of the State of Delaware in and for New Castle County (the “Action”). The Action sought injunctive and other relief in connection with Esopus’ opposition to the Proposed Transaction.

                           The Proposed Transaction was withdrawn on November 26, 2003 and Esopus has not pursued the Action. The Reporting Persons continue to desire to have management maximize shareholder value.

                           Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.                Interest in Securities of the Issuer.

(a)                      As of the date hereof, the Reporting Persons beneficially own an aggregate of 266,200 shares of Common Stock, representing approximately 5.1% of the outstanding shares of Common Stock based upon the 5,215,031 shares of Common Stock reported by Fab Industries to be issued and outstanding as of February 13, 2004 in its Annual Report on Form 10-K for the year ended November 29, 2003.

                           As of the date hereof, Esopus beneficially owns an aggregate of 226,200 shares of Common Stock, representing approximately 4.3% of the outstanding shares of Common Stock.

                           As of the date hereof, Andrew Sole beneficially owns an aggregate of 22,500 shares of Common Stock, representing approximately 0.4% of the outstanding shares of Common Stock.

                           As of the date hereof, Joseph Criscione beneficially owns an aggregate of 17,500 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock. Such shares consist of 10,000 shares owned of record by a self-directed IRA, 5,000 shares owned jointly with Ann Lauridsen, Mr. Criscione’s wife, and 2,500 shares owned by a self-directed IRA of Ms. Lauridsen. Mr. Criscione disclaims beneficial ownership of 5,000 shares owned jointly by his mother and father.

                           As of the date hereof, Ann Lauridsen beneficially owns an aggregate of 17,500 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock. Such shares consist of 2,500 shares owned of record by a self-directed IRA, 5,000 shares owned jointly with Joseph Criscione, Ms. Lauridsen’s husband, and 10,000 shares owned by a self-directed IRA of Mr. Criscione. Ms. Lauridsen disclaims beneficial ownership of 2,500 shares owned by her mother.

(b)                      As of the date hereof, each of the Reporting Persons has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting Person, except as provided in the remainder of this paragraph. Andrew Sole and Joseph Criscione, as co-Managing Members of Esopus, share the voting and dispositive power over the shares of Common Stock beneficially owned by Esopus. Joseph Criscione and Ann Lauridsen share the voting and dispositive power over the shares of Common Stock beneficially owned by them jointy.

(c)                      Except as set forth below, no Reporting Person has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof:

                           1.    Between January 29 and March 1, 2004, Esopus made 6 separate purchases in the open market ranging from 800 to 11,400 shares per trade, for an aggregate of 16,700 shares of Common Stock, at prices ranging from $5.485 to $6.10 per share.

                           2.    On January 30, February 2 and February 4, 2004, Andrew Sole made 3 separate purchases in the open market of 2,800, 800 and 1,400 shares of Common Stock respectively. Each trade was at $5.50 per share.

                           3.    On January 30 and February 4, 2004, Joseph Criscione and Ann Lauridsen, as joint owners, made 2 separate purchases in the open market of 2,800 and 2,200 shares of Common Stock respectively. Each trade was at $5.50 per share.

(d)                      Not applicable.

(e)                      Not applicable.

Item 6.               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           Andrew Sole and Joseph Criscione are the co-Managing Members of Esopus. Joseph Criscione and Ann Lauridsen are husband and wife and discusses investment decisions with each other. Other than these business and family relationships, the Reporting Persons do not have any formal contracts, arrangements, understandings or relationships among them with respect to the Common Stock.

Item 7.               Material to be Filed as Exhibits.

                           Not Applicable.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2004

The undersigned limited liability company, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13D in connection with its beneficial ownership of the security reported herein.

Esopus Creek Capital, LLC

By: /s/ Andrew Sole
————————————
Andrew Sole
Manager

The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13D in connection with his beneficial ownership of the security reported herein.

By: /s/ Andrew Sole
————————————
Andrew Sole

The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13D in connection with his beneficial ownership of the security reported herein.

By: /s/ Joseph Criscione
————————————
Joseph Criscione

The undersigned individual, on the date above written, agrees and consents to the joint filing on her behalf of this Schedule 13D in connection with her beneficial ownership of the security reported herein.

By: /s/ Ann Lauridsen
————————————
Ann Lauridsen

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